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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC   20549

                                  FORM 12B-25

                                                  Commission File Number 0-14203

                          NOTIFICATION  OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 11-K  [  ] Form 20-F   [X] Form 10-Q
              [  ] Form N-SAR

    For Period Ended: May 31, 1995


    [  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
    [  ] Transition Report on Form 11-K


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I.  REGISTRANT INFORMATION

Full name of registrant   Meridian National Corporation
                        ---------------------------------

Address and principal executive office   805 Chicago Street
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City, State and Zip Code   Toledo, Ohio   43611
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                       PART II.  RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        Form 10-Q for the period ended May 31, 1995 will not be filed within the prescribed time period as a result of personnel changes within the Registrant's accounting and reporting department. The personnel changes caused a delay in the preparation of the quarterly financial statements and Form 10-Q.

                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

           James L. Rosino        419                  729-3918
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                (Name)         (Area Code)         (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s). [X] Yes   [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of
portion thereof? [X] Yes   [  ]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Net income for the first quarter of fiscal 1996 was $44,000 ($.00 per share) compared to $491,000 ($.19 per share) in the first quarter last year. Net income for the current quarter includes a $149,000 extraordinary gain ($.06 per share) resulting from the early retirement
        of debt obligations at a discount.   Net sales for the quarter amounted
        to $15,336,000, a 22% increase over the first quarter of the prior fiscal year.

        Earnings in the first quarter of fiscal 1996 were affected by the shutdown of the Company's automotive bumper stock pickling operation, a decrease in gross margins due to market conditions and a 60% increase in interest expense.

                        Meridian National Corporation
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  July 17, 1995               By  /s/ Joseph Klobuchar, Jr.
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